UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

Preformed Line Products Company

(Exact name of registrant as specified in its charter)

Ohio	0-31164	34-0676895
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 Beta Drive, Mayfield Village, Ohio		44143
(Address of principal executive offices)		(Zip Code)

Caroline S. Vaccariello (440) 461-5200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01.	Conflict Minerals Disclosure and Report.

Registrant has filed herewith a Conflict Minerals Report as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

Registrant’s Conflict Minerals Report is available on the following publicly available Internet website: www.preformed.com.

Item 1.02.	Exhibit.

See “Item 1.01. Conflict Minerals Disclosure and Report” above.

SECTION 2 – EXHIBITS

Item 2.01.	Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PREFORMED LINE PRODUCTS COMPANY
By:	/s/ Caroline S. Vaccariello	Date: May 20, 2019
Caroline S. Vaccariello, General Counsel & Corporate Secretary